Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

June 9, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—ADV

Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to Registration Statement on Form N-2 (File No. 811-23138)

Dear Ms. Dobelbower:

We respectfully request on behalf of FS Global Credit Opportunities Fund—ADV (the “Company”) that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984) to the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-209621) and Amendment No. 6 to the Registration Statement on Form N-2 (File No. 811-23138) filed on June 6, 2017 (“Post-Effective Amendment”). Post-Effective Amendment relates to the continuous offering under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of up to 30,000,000 common shares of beneficial interest. Capitalized terms used herein but not defined shall have their respective meanings in the Post-Effective Amendment.

The disclosure contained in Post-Effective Amendment is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333- 209621) and Amendment No. 2 to the Registration Statement on Form N-2 (File No. 811-23138) (“Pre-Effective Amendment”), which was subject to review and comment, and declared effective by the Staff on April 28, 2016.

Post-Effective Amendment contains, among other things, the following changes from Pre-Effective Amendment: (i) extends the offering to such time as the Fund has reached the Fund Maximum Offering Amount; (ii) reflects that the Distribution Fee will commence upon the sale of shares in the offering; (iii) incorporates comments made by the Staff to the Registration Statement on Form N-2 filed by FS Global Credit Opportunities Fund—T2; (iv) updates certain

Marianne Dobelbower June 9, 2017 Page 2

disclosures to reflect that the Company has commenced investment operations; (v) revises disclosure in respect of the amendment to the Company’s share repurchase program; (vi) adds disclosure related to the exemptive relief granted by the SEC to the Company on September 12, 2016 with respect to a multiple class share structure; (vii) updates financial information disclosure; (viii) reflects the removal of disclosure related to the contingent deferred sales charge, which was previously removed from the Company’s prospectus pursuant to a prospectus supplement filed with the Commission on October 24, 2016; (ix) incorporates by reference the Company’s and the Fund’s financial statements and notes thereto for the year ended December 31, 2016; (x) adds, deletes and/or modifies disclosure related to (a) risk factors, (b) biographies for executive officers, trustees, and key personnel of the Fund’s investment sub-adviser, (c) potential conflicts of interest with the Fund’s investment sub-adviser, and (d) taxation; (xi) files updated exhibits to reflect certain changes in respect of the offering; and (xii) incorporates other general clean-up comments.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd
FS Global Credit Opportunities Fund—ADV